Q1 2011
REPORT TO
SHAREHOLDERS
February 8, 2011

MD&A:
OUR BUSINESS	2
STRATEGY AND OBJECTIVES	5
OPERATING RESULTS	6
FINANCIAL CONDITION	10
CASH FLOWS	11
LIQUIDITY AND CAPITAL RESOURCES	12
LEGAL PROCEEDINGS	14
OUTLOOK	15
FINANCIAL RISK MANAGEMENT	15
CRITICAL ACCOUNTING ESTIMATES	15
ACCOUNTING POLICIES	16
RELATED PARTY TRANSACTIONS	21
INTERNAL CONTROL OVER FINANCIAL REPORTING	21
RISKS AND UNCERTAINTIES	22
DEFINITION AND RECONCILIATION OF NON-GAAP MEASURES	23
FORWARD-LOOKING STATEMENTS	25

INTERIM CONSOLIDATED FINANCIAL STATEMENTS	27

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS	31

MANAGEMENT’S DISCUSSION AND ANALYSISS

This Management’s Discussion and Analysis (MD&A) comments on Gildan’s operations, performance and financial condition as at and for the three months ended January 2, 2011, compared to the corresponding period in the previous year.  For a complete understanding of our business environment, trends, risks and uncertainties and the effect of accounting estimates on our results of operations and financial condition, this MD&A should be read together with the unaudited interim Consolidated Financial Statements as at and for the three months ended January 2, 2011, and the related notes, and with our MD&A for the year ended October 3, 2010 (2010 Annual MD&A).  This MD&A is dated February 8, 2011. All amounts in this report are in U.S. dollars, unless otherwise noted.

All financial information contained in this MD&A and in the unaudited interim Consolidated Financial Statements has been prepared in accordance with Canadian generally accepted accounting principles (GAAP), except for certain information discussed in the paragraph entitled “Non-GAAP Measures” in this MD&A. The unaudited interim Consolidated Financial Statements and this MD&A were reviewed by Gildan’s Audit and Finance Committee and were approved by our Board of Directors.

Additional information about Gildan, including our 2010 Annual Information Form, is available on our website at www.gildan.com, on the SEDAR website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission website (which includes the Annual Report on Form 40-F) at www.sec.gov.

This document contains forward-looking statements, which are qualified by reference to, and should be read together with, the “Forward-Looking Statements” cautionary notice on page 25.

In this MD&A, “Gildan”, the “Company”, or the words “we”, “us”, “our” refer, depending on the context, either to Gildan Activewear Inc. or to Gildan Activewear Inc. together with its subsidiaries and joint venture.

OUR BUSINESS

Our Products and Markets

We are a vertically-integrated marketer and globally cost-competitive manufacturer of quality branded, basic, non-fashion apparel for customers requiring an efficient supply chain and consistent product quality for high-volume replenishment programs. Gildan is the leading brand of activewear for the screenprint channel in the U.S. and Canada and is also establishing a growing presence in Europe, Mexico and the Asia-Pacific region. Gildan is also a leading supplier of socks sold to mass-market and other retailers in North America, and is increasingly becoming a significant supplier of underwear and undecorated activewear products to this market as well. The Company operates in one business segment, being high-volume, basic, frequently replenished, non-fashion apparel.

In the screenprint channel, we sell T-shirts, fleece and sport shirts in undecorated “blank” form under the Gildan brand in large quantities to wholesale distributors, which are subsequently sold to screenprinters and embroiderers who decorate the products with designs and logos.  Screenprinters then sell the imprinted activewear to a highly diversified range of end-use markets, including educational institutions, athletic dealers, event merchandisers, promotional product distributors, charity organizations, entertainment promoters, and travel and tourism venues. Our activewear products are used in a variety of daily activities by individuals, including work and school uniforms and athletic team wear, and for various other purposes to convey individual, group and team identity. We are also providing undecorated products to large branded apparel companies and retailers which sell imprinted activewear and are currently not supplied by our existing U.S. wholesale distributors. In the North American mass-market and other retailer channels, we sell a variety of styles of socks and men’s and boys’ underwear, in addition to our undecorated activewear products, under the Gildan brand and under various retailer exclusively licensed and private label brands.

All of our products are made of 100% cotton or of blends of cotton and synthetic fibres. Our products are characterized by low-fashion risk compared to other apparel categories since these products are basic,

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frequently replenished, and since logos and designs for the screenprint market are not imprinted or embroidered by Gildan. The vast majority of our product styles continue from year to year and any variations to products are usually limited to colour assortment, fabric weight, blends and enhancements, with limited design changes.

Our value proposition is based on providing consistent high quality, competitive pricing and fast and flexible replenishment combined with our leadership in corporate social responsibility and environmental sustainability. As a vertically-integrated manufacturer, Gildan is able to provide premium products to customers in a broad range of sizes, colours and styles with enhanced product features, such as pre-shrunk fabrics, and a selection of fabric weights, blends and construction. Our vertical integration has allowed us to reduce costs and ensure consistency of quality as we control essentially all aspects of our manufacturing. Continued innovations in our manufacturing process have allowed us to ensure colour/shade consistency and high performance of our activewear garments.  In addition, innovations in the sock manufacturing process, such as higher needle count machines and seamless toe closing operations have allowed Gildan to deliver enhanced sock product features at lower prices. These innovations have resulted in further improving the value proposition of our activewear and sock products to our customers.

Our Facilities

Textile and Sock Manufacturing
To support our sales in the various markets, we have developed two main manufacturing hubs located in Central America and the Caribbean Basin where we have built our own modern manufacturing facilities, which include textile manufacturing facilities for the production of activewear and underwear fabric as well as sock manufacturing facilities. We also operate sewing facilities which support the fabric production from our textile facilities. Our Central American and Caribbean Basin manufacturing hubs service the North American and international markets in which we compete. The Company also owns a vertically-integrated manufacturing facility for the production of activewear in Bangladesh, which was acquired in fiscal 2010 as an initial step towards the establishment of a third manufacturing hub to support our growth in targeted markets in Asia and Europe.

Central American manufacturing hub
Our largest manufacturing hub is based in Central America. Manufacturing operations include two vertically-integrated knitting, bleaching, dyeing, finishing and cutting textile facilities (Rio Nance 1 and Rio Nance 2) which produce activewear and underwear fabric located in Rio Nance, Honduras. We have also begun the construction of a third textile facility (Rio Nance 5) for the production of activewear fabric at the same location. We operate sewing facilities in Honduras and Nicaragua which sew the textiles produced at Rio Nance 1 and Rio Nance 2. We have also constructed and operate two integrated sock manufacturing facilities in Rio Nance (Rio Nance 3 and 4). Production at Rio Nance 4 began in April 2010. Rio Nance 4 is expected to further support future sales growth in the sock category and position us to reduce our sock manufacturing costs. On February 2, 2011, the Company announced that it will be closing its remaining U.S. sock knitting operations in Fort Payne, Alabama, which were purchased as part of a sock manufacturing acquisition in fiscal 2008. The closure of these remaining facilities and the consolidation of the production to our new sock manufacturing facility, Rio Nance 4, are expected to be completed by the end of the second quarter of fiscal 2011.

Caribbean Basin manufacturing hub
Our Caribbean Basin manufacturing hub includes a vertically-integrated textile facility for the production of activewear fabric in Bella Vista, Dominican Republic. Textiles produced at our manufacturing facility in the Dominican Republic are sewn at third-party contractor operations in Haiti and at our sewing facility in the Dominican Republic.

Yarn-Spinning
CanAm Yarns, LLC (CanAm), our joint-venture company with Frontier Spinning Mills, Inc. (Frontier), operates yarn-spinning facilities in Georgia and North Carolina. We source our yarn requirements from

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CanAm, as well as from Frontier and other third-party yarn providers, with whom we have supply agreements.

Sales, Marketing and Distribution
Our sales and marketing office which services our global screenprint markets is located in Christ Church, Barbados. We operate our retail sales and marketing activities from our Charleston, South Carolina location. These offices are responsible for customer-related functions, including sales management, marketing, customer service, credit management, sales forecasting, and inventory control and logistics for each of their respective markets.

We distribute our activewear products for the screenprint channel primarily out of our distribution centre in Eden, North Carolina, and also use third-party warehouses in the western United States, Canada, Mexico, Europe and Asia to service our customers in these markets. Distribution activities related to servicing retail customers are conducted out of our distribution centre in Charleston, South Carolina.

Employees and Corporate Offices
As of the end of the first quarter of fiscal 2011 we employed more than 28,000 full-time employees worldwide. Our corporate head office is located in Montreal, Canada.

Competitive Environment

The market for our products is highly competitive. Competition is generally based upon price, with reliable quality and service also being critical requirements for success. Our competitive strengths include our expertise in building and operating large-scale, vertically-integrated offshore manufacturing hubs which allows us to offer competitive pricing, consistent product quality, and a supply chain which efficiently services replenishment programs with short production/delivery cycle times. Our investments combined with our commitment to leading environmental and social responsibility practices are also increasingly becoming important factors for our customers.

Our primary competitors in North America are the major manufacturers for the screenprint and retail channels, such as Hanesbrands Inc., Berkshire Hathaway Inc. through its subsidiaries Fruit of the Loom, Inc. and Russell Corporation, and smaller U.S.-based manufacturers, including Anvil Knitwear Inc., Alstyle Apparel, a division of Ennis Corp., and Delta Apparel Inc. The competitive landscape in the European screenprint channel is similar to that in North America, as we compete primarily with the European divisions of the major U.S.-based manufacturers mentioned above. In Europe, we also have large competitors that do not have integrated manufacturing operations and source products from suppliers in Asia. In addition, many of Gildan’s U.S. competitors servicing the retail apparel industry currently source products from Asia.

Economic Environment

The recovery in demand in the screenprint market which began in fiscal 2010 has continued into fiscal 2011. Unit shipments from U.S. wholesale distributors to U.S. screenprinters were up approximately 8% during the first quarter of fiscal 2011 compared to the same period last year, according to the S.T.A.R.S. report produced by ACNielsen Market Decisions.

The apparel marketplace continued to be faced with rising cotton prices, as well as increases in other commodity and input costs. Consequently, apparel suppliers have begun to initiate selling price increases in response to rising cotton and other input costs. Although Gildan is implementing cost-reduction initiatives and selling price increases in the markets in which it competes, continued uncertainty about cotton prices and the effect of selling price increases on consumer demand are potential risks to the current outlook for our business.

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MANAGEMENT’S DISCUSSION AND ANALYSISS

STRATEGY AND OBJECTIVES

Our growth strategy comprises the following initiatives:

1.	Maximize screenprint market penetration and opportunities
While we have achieved a leadership position in the screenprint distributor channel in the U.S. and in Canada, we continue to pursue further growth opportunities in the North American and international screenprint markets.

U.S. Screenprint Distributor Market
We intend to continue to pursue further penetration of the Gildan brand in the U.S. distributor screenprint channel in all of the product categories that we serve. We also expect that we would benefit from a potential further recovery in demand in this channel to historical levels. In addition, the introduction of new products such as softer T-shirts and sport shirts and new styles tailored for women could enable us to further increase our market share by serving certain niches of the screenprint channel in which we previously did not participate.

International and Other Screenprint Markets
As the Company adds more production capacity, we intend to continue to expand our presence in international screenprint markets, specifically Europe, Mexico and the Asia-Pacific region, and we also plan to continue to grow our sales to large branded apparel companies and retailers which sell imprinted activewear and are currently not serviced by our existing U.S. wholesale distributors. We are continuing to expand our integrated manufacturing hubs in Central America and the Caribbean Basin to support our projected growth, including allocating capacity to service product categories and geographical locations where our growth was previously constrained by capacity availability. In addition, the acquisition of our first vertically-integrated facility for the manufacture of ring-spun T-shirts in Bangladesh during fiscal 2010, combined with the development over time of a vertically-integrated manufacturing hub in Bangladesh is intended to support our strategy to grow our international business in Asia and Europe.

2.	Leverage our successful business model to further penetrate the mass-market retail channel
We are leveraging our existing core competencies, including our large scale capital-intensive manufacturing, successful business model and competitive strengths into the U.S. mass-market retail channel. Our value proposition in the retail channel as in the screenprint channel combines consistent quality, competitive pricing and fast and flexible replenishment due to our geographical proximity to our markets, as well as our leadership in corporate social responsibility and environmental sustainability. As a leading supplier of basic family socks in the U.S. mass-market retail channel, we intend to continue to build and leverage our market share position in socks to establish an increased presence in the mass-market retail channel with our activewear and underwear product lines. Our marketing strategy comprises a three-pronged branding approach. First, within the mass-market retail channel, we are positioning ourselves as a strategic supplier of selective national retailers’ exclusive brand licenses or private label brands for socks, activewear and underwear to large retailers seeking to consolidate their supply chain with fewer, larger manufacturers. Secondly, we are pursuing the steady development of a Gildan brand strategy selling products with the Gildan label to retailers using supplier brands to differentiate their product offering. Thirdly, we will also evaluate alternatives to acquire or license selective brands for additional channels of distribution.

3.	Continue to generate manufacturing and distribution cost reductions
We seek to continuously improve our manufacturing and distribution processes and cost structure by developing and investing in cost-reduction initiatives. In addition to the continuing consolidation of our manufacturing operations to our Central American and Caribbean Basin hubs, we are implementing other cost-reduction initiatives. These include, among others, our plans to reduce our reliance on high-cost fossil fuels and further reduce our impact on the environment by installing additional biomass facilities as an alternate source of natural renewable energy, and other initiatives to increase the

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efficiency of our energy-intensive equipment and processes, which reflect the Company’s commitment to sustainability. We are also targeting further efficiencies in our distribution and supply chain activities.

4.	Re-invest and/or redistribute cash flow
We will continue to evaluate opportunities to reinvest our cash flows generated from operations. Our primary use of cash will continue to be to finance our working capital and capital expenditure requirements to support our organic growth, but at the same time we will be open to evaluating complementary strategic acquisition opportunities which meet our return on investment criteria, based on our risk-adjusted cost of capital.

On December 2, 2010, the Company announced the introduction of its first quarterly cash dividend and the reinstatement of a normal course issuer bid to repurchase outstanding Common Shares of the Company in the open market. The Company believes that its balance sheet and free cash flow generation provide it with significant financing capacity and flexibility to be able to continue to pursue its growth strategy, at the same time as introducing a dividend to provide yield and further enhance total returns to its shareholders.

We are subject to a variety of business risks that may affect our ability to maintain our current market share and profitability, as well as our ability to achieve our short and long-term strategic objectives. These risks are described under the “Financial Risk Management” and “Risks and Uncertainties” sections of our 2010 Annual MD&A.

OPERATING RESULTS

OPERATING RESULTS FOR THE QUARTER ENDED JANUARY 2, 2011, COMPARED TO THE QUARTER ENDED JANUARY 3, 2010

Non-GAAP Measures

We use non-GAAP measures to assess our operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. We use non-GAAP measures including adjusted net earnings, adjusted diluted EPS, EBITDA, free cash flow, total indebtedness and cash in excess of total indebtedness/net indebtedness to measure our performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because we believe such measures provide meaningful information on the Company’s financial condition and operating results.

We refer the reader to the section entitled “Definition and Reconciliation of Non-GAAP Measures” in this MD&A for the definition and complete reconciliation of all non-GAAP measures used and presented by the Company to the most directly comparable GAAP measures.

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MANAGEMENT’S DISCUSSION AND ANALYSISS

Summary of Quarterly Results

The table below sets forth certain summarized unaudited quarterly financial data for the eight most recently completed quarters. This quarterly information is unaudited and has been prepared on the same basis as the audited annual Consolidated Financial Statements. The operating results for any quarter are not necessarily indicative of the results to be expected for any period.

(in $ millions, except per share amounts)	2011				2010			2009
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Net Sales	331.3	368.9	395.3	326.8	220.4	301.7	307.8	244.8
Net earnings	35.9	56.8	64.7	48.8	28.0	42.4	41.5	7.1
Net earnings per share
Basic EPS(1)	0.30	0.47	0.53	0.40	0.23	0.35	0.34	0.06
Diluted EPS(1)	0.29	0.47	0.53	0.40	0.23	0.35	0.34	0.06
Total assets	1,346.0	1,321.2	1,265.8	1,170.8	1,093.6	1,074.5	1,118.4	1,100.4
Total long-term financial liabilities	-	-	0.1	0.7	3.2	4.4	92.9	121.5
Weighted average number of
shares outstanding (in ‘000s)
Basic	121,394	121,334	121,264	121,061	120,977	120,959	120,911	120,799
Diluted	122,161	122,141	122,098	121,919	121,762	121,668	121,483	121,178
(1) Quarterly EPS may not add to year-to-date EPS due to rounding.

Seasonality and Other Factors Affecting the Variability of Results and Financial Condition
Our results of operations for interim periods and for full fiscal years are impacted by the variability of certain factors, including, but not limited to, changes in end-use demand and customer demand, our customers’ decision to increase or decrease their inventory levels, changes in our sales mix, and fluctuations in selling prices and raw material costs. While our products are sold on a year-round basis, our business experiences seasonal changes in demand which result in quarterly fluctuations in operating results. Typically, demand for our T-shirts is highest in the third quarter of each fiscal year, when distributors purchase inventory for the peak summer selling season, and lowest in the first quarter of each fiscal year. Demand for fleece is typically highest in advance of the Fall and Winter seasons, in the third and fourth quarters of each fiscal year. For our sock products, demand is typically highest in the first and fourth quarters of each fiscal year, stimulated largely by the cooler weather and the need to support requirements for the back-to-school period and the holiday season.

Historically, we have operated our mature facilities at full capacity throughout the year in order to be cost efficient. Consequently, with the seasonal sales trends of our business, we experience fluctuations in our inventory levels throughout the year, in particular a build-up of inventory levels in the first half of the year.

Our results are also impacted by fluctuations in the price of raw materials and other input costs. Cotton and polyester fibres are the primary raw materials used in the manufacture of our products, and we also use chemicals, dyestuffs and trims which we purchase from a variety of suppliers. Cotton prices, which directly affect the cost of the cotton fibres we purchase, are affected by weather, consumer demand, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries and other factors that are generally unpredictable.  While we enter into contracts in advance of delivery to establish firm prices for cotton and cotton yarn, our realized cotton costs can fluctuate significantly between interim and annual reporting periods. Energy costs in our results of operations are also affected by fluctuations in crude oil and petroleum prices, which can also influence transportation costs and the cost of related items used in our business, such as polyester fibres, chemicals, dyestuffs and trims.

Management decisions to consolidate or reorganize operations, including the closure of facilities, may also result in significant restructuring and other charges in an interim or annual period. In addition, the effect of

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asset write-downs, including provisions for bad debts and slow moving inventories, can affect the variability of our results.

Net Sales
Net sales in the first quarter of fiscal 2011, which is seasonally the lowest quarter of the fiscal year for our activewear sales, amounted to $331.3 million, up 50.3% from $220.4 million in the first quarter of last year.  Sales of activewear and underwear were $270.1 million, up 76.7% from $152.9 million last year, and sales of socks were $61.2 million, down 9.3% compared to sales of $67.5 million last year.

The growth in sales of activewear and underwear in the quarter was due to a 66.5% increase in activewear and underwear unit sales volumes and an 11.9% increase in average net selling prices for activewear, partially offset by unfavourable activewear product-mix. Higher average net selling prices resulted from increases in base selling prices which were announced during fiscal 2010 combined with lower promotional activity. In addition, the Company initiated another price increase at the beginning of the second quarter of fiscal 2011, in response to the continuing rise in cotton prices, which is expected to take effect primarily in the second half of fiscal 2011. The unfavourable activewear product-mix reflected the sales of a higher proportion of lower valued T-shirts and underwear compared to the same period last year.

The 66.5% increase in unit sales volumes of activewear and underwear in the first quarter of fiscal 2011 was due to continuing strong demand in the U.S. distributor channel and strong growth in our international and other screenprint markets, as well as increased shipments of underwear and activewear to mass-market retailers.  The increase in sales in the U.S. distributor channel was attributable to inventory replenishment by U.S. distributors, in part, in anticipation of continuing supply shortages and further selling price increases, and continued industry growth reflecting a 7.9% year-over-year increase in overall industry unit shipments from U.S. distributors to U.S. screenprinters.  During the first quarter of fiscal 2011, U.S. distributors increased their levels of inventories, contrary to the first quarter of fiscal 2010 when distributors reduced inventory levels, which is typical in the first quarter of the fiscal year. These positive factors were partially offset by a decline in our market share in the U.S. distributor channel, as the Company was unable to fully service demand for its brand due to continuing low finished goods inventory levels and capacity constraints.

Market growth and share data presented for the U.S. wholesale distributor channel is based on the S.T.A.R.S. report produced by ACNielsen Market Decisions. ACNielsen has decided to discontinue the S.T.A.R.S. report with effect from the end of the 2010 calendar year, and Gildan will now subscribe to the CREST report, produced by Capstone Research, to track industry growth and market share in the U.S. distributor channel. The table below summarizes the S.T.A.R.S. data for the three months ended December 31, 2010:

	Three months ended		Three months ended
	December 31,		December 31,
	2010 vs 2009		2010	2009
	Unit Growth		Market Share
	Gildan	Industry	Gildan
All products	5.8%	7.9%	60.2%	61.3%
T-shirts	4.6%	8.5%	60.4%	62.7%
Fleece	12.0%	4.8%	60.7%	56.8%
Sport shirts	28.4%	1.8%	50.9%	40.3%

Market conditions continued to be strong in the first quarter of fiscal 2011. During the three months ended December 31, 2010, unit shipments from U.S. distributors to U.S. screenprinters were up 7.9%, while shipments of Gildan products from U.S. distributors to U.S. screenprinters increased 5.8%. Although we continued to maintain our market leadership position, our overall market share in the channel declined from 64.0% in the fourth quarter of fiscal 2010 to 60.2% as a result of below optimal levels of inventories due to capacity constraints. Unit shipments of Gildan fleece and sport shirts from U.S. distributors to U.S. screenprinters were up 12.0% and 28.4%, respectively, significantly exceeding overall industry growth of

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4.8% and 1.8%, in these respective product categories. Although Gildan’s market share of 60.7% in fleece and 50.9% in sport shirts also declined compared to 61.1% and 54.1%, respectively, in the previous quarter, our market share in these categories continued to be up year over year.

As in the U.S., conditions in our Canadian and international markets also continued to be strong. Net sales of $19.3 million in our international markets increased 9.7% in the first quarter of fiscal 2011 compared to last year. The increase in sales was due to strong unit volume growth driven by increased demand and market share penetration, as well as increases in selling prices, partially offset by a decrease in the value of local currencies compared to the U.S. dollar. Canadian sales totaled $9.2 million in the first quarter of fiscal 2011, up 46.0% compared to sales of $6.3 million in the same period last year due to a significant increase in unit sales, higher average selling prices and the impact of the appreciation of the Canadian dollar compared to fiscal 2010.

The decrease in sales of socks for fiscal 2011 was due to continuing difficulty in servicing industry demand from the new U.S. distribution centre, which significantly impacted sales during the peak Christmas holiday selling season in December, and lower selling prices including the impact of a lower-valued more basic product-mix.

Compared to the Company’s outlook which was provided on December 2, 2010, net sales were better than forecasted, as stronger activewear unit volume growth and higher net average selling prices for activewear more than offset the impact of lower than anticipated unit sales of socks during the holiday season.

Gross Profit
Gross profit for the first quarter of fiscal 2011 of $81.9 million increased compared to gross profit of $65.7 million during the first quarter of fiscal 2010. As a percentage of sales, gross profit for the first quarter of fiscal 2011 was 24.7%, essentially in line with the Company’s projection of 25% provided on December 2, 2010 and down from gross margins of 29.8% in the first quarter of fiscal 2010. The decline in gross margins compared to last year was due to higher cotton, energy and other purchased input costs, start-up manufacturing inefficiencies which significantly impacted gross margins for socks and underwear, increased sewing overtime costs to maximize production of activewear and unfavourable activewear product-mix. These factors more than offset the positive impact of significantly higher net selling prices for activewear.

As discussed in the section entitled “Economic Environment”, toward the latter part of fiscal 2010, we began to see a dramatic appreciation in cotton prices which have continued to increase in fiscal 2011. Consequently, apparel suppliers, including Gildan, are implementing successive selling price increases in response to projected higher cotton costs for fiscal 2011.

Selling, General and Administrative Expenses
Selling, general and administrative (SG&A) expenses in the first quarter of fiscal 2011 were $41.6 million, or 12.6% of net sales compared to $34.0 million or 15.4% of net sales in the first quarter of fiscal 2010.  The increase in SG&A expenses was largely due to start-up inefficiencies in the new retail distribution centre and higher volume-driven distribution expenses in our wholesale distribution centre in Eden, North Carolina.

Restructuring and Other Charges
During the first quarter of fiscal 2010, the Company announced plans to consolidate its distribution centres servicing retail customers at a new retail distribution centre in Charleston, South Carolina, which has resulted in the closure of its leased retail distribution facility in Martinsville, Virginia and its retail distribution facilities in Fort Payne, Alabama.   Restructuring and other charges related to these closures totalled $0.7 million for the first quarter of fiscal 2011, including $0.1 million of employee termination costs and other exit costs of $0.6 million consisting of inventory transfer costs, carrying and dismantling costs, and lease termination costs.  For the first quarter of fiscal 2010, restructuring and other charges totalled $1.6 million, including $1.1 million of accelerated depreciation and $0.3 million of employee termination costs related to the closures described above.  Restructuring and other charges for the first quarter of fiscal 2010 also

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included $0.4 million relating to carrying and dismantling costs for facility closures that occurred in previous fiscal years offset by a gain of $0.2 million on the disposal of assets held for sale.

Financial Expense, net
Net financial expense amounted to $2.4 million in the first quarter of fiscal 2011, compared to $0.8 million in the first quarter of fiscal 2010. The increase of $1.6 million in net financial expense in fiscal 2011 resulted primarily from a realized derivative loss of $1.3 million on financial instruments which were not designated as hedges for accounting purposes.

Income Taxes
The income tax expense for both the first quarter of fiscal 2011 and for the first quarter of fiscal 2010 was $1.2 million. Excluding the impact of restructuring and other charges in both years, the effective income tax rate for the first quarter of fiscal 2011 was approximately 3.1%, compared to an effective income tax rate of 5.0% for the first quarter of fiscal 2010.  The year over year decline in the effective income tax rate was mainly due to a higher proportion of profits earned in lower tax jurisdictions combined with the recognition of tax losses incurred in higher tax jurisdictions.

Net Earnings
Net earnings for the first quarter of fiscal 2011 of $35.9 million, or $0.29 per share on a diluted basis, were up from net earnings of $28.0 million, or $0.23 per share on a diluted basis in the first quarter of fiscal 2010. Net earnings included after-tax restructuring and other charges of $0.7 million in the first quarter of fiscal 2011 and $1.2 million in the first quarter of fiscal 2010. Excluding the impact of restructuring and other charges, adjusted net earnings of $36.6 million and adjusted diluted EPS of $0.30 for the first quarter of fiscal 2011 reflected increases of 25.3% and 25.0%, respectively, compared to adjusted net earnings of $29.2 million and adjusted EPS of $0.24 for the same period of the prior year. The increases in adjusted net earnings and EPS were due to strong sales growth in activewear which more than offset lower gross margins as well as higher SG&A and net financial expenses.

FINANCIAL CONDITION

Trade accounts receivable of $138.8 million as at January 2, 2011 declined by $6.9 million compared to $145.7 million at the end of fiscal 2010 and increased by $61.1 million compared to $77.7 million at the end of the first quarter of fiscal 2010. The decrease in trade accounts receivable from the end of fiscal 2010 reflected lower sales compared to the fourth quarter of fiscal 2010 as the first quarter is seasonally the lowest quarter in the fiscal year for activewear sales. The impact of lower sales on trade accounts receivable was partially offset by an increase in the number of days’ sales outstanding (DSO) as a significant amount of receivables were collected in the first week of the second quarter of fiscal 2011. The $61.1 million increase in trade accounts receivable compared to the first quarter of fiscal 2010 was due to the 50.3% increase in year-over-year first quarter net sales, and a higher DSO as noted above.

Inventories of $366.5 million were up $34.0 million, or 10.2% from $332.5 million at the end of fiscal 2010, and were $21.5 million higher compared to the first quarter of fiscal 2010. The increase from the end of fiscal 2010 was due to a seasonal increase in activewear inventory levels, as we build inventories in the first half of the fiscal year in advance of the peak summer seasonal demand for T-shirts, and an anticipated increase in raw material and work in process inventories. The increase in inventories compared with the first quarter of fiscal 2010 was due to significantly higher average unit costs resulting primarily from rising cotton costs, an increase in raw materials and work in process inventories as noted above, and higher underwear inventories to support higher underwear sales compared to last year.  These factors were largely offset by significantly lower T-shirt inventory levels compared to last year at this time. Our T-shirt inventory levels decreased significantly after the first quarter of fiscal 2010 as a result of the temporary disruption of our sewing production following the Haiti earthquake of January 12, 2010, combined with the concurrent impact of the unexpected recovery in demand for our activewear products which has continued through the first quarter of fiscal 2011 and which has prevented us from rebuilding our activewear inventory to optimal levels.

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MANAGEMENT’S DISCUSSION AND ANALYSISS

Property, plant and equipment, which are net of accumulated depreciation, including asset impairment losses, amounted to $494.3 million at January 2, 2011, compared to $479.3 million at October 3, 2010. The increase of $15.0 million primarily reflected capital additions of $39.8 million partially offset by depreciation of $15.9 million and $8.4 million of reclassifications of property, plant and equipment to assets held for sale. Capital additions consisted primarily of expenditures related to the expansion of our distribution centre in North Carolina servicing wholesale customers, the ramp-up of our Rio Nance 4 sock facility, the further incremental capacity expansion of our Dominican Republic textile facility, the construction of our new Rio Nance 5 textile facility, and our biomass energy projects in the Dominican Republic and Honduras.

Intangible assets are comprised of customer contracts and relationships, and computer software, and amounted to $59.8 million as at January 2, 2011 compared to $61.3 million at the end of fiscal 2010. The decrease reflects amortization of $1.9 million, partially offset by $0.4 million related to the acquisition of computer software.

Assets held for sale of $11.6 million as at January 2, 2011 and $3.2 million as at October 3, 2010 include property, plant and equipment relating to closed facilities.  The increase was due mainly to the reclassification from property, plant and equipment to assets held for sale, including sock manufacturing and distribution facilities at our Fort Payne, Alabama location that were recently closed, and our former office building in Barbados.

Total assets were $1,346.0 million as at January 2, 2011, compared to $1,321.2 million at the end of the previous year. Working capital was $572.8 million as at January 2, 2011 compared to $564.1 million as at October 3, 2010. The current ratio at the end of the first quarter of fiscal 2011 was 4.1 compared to 3.9 at the end of fiscal 2010.

Accounts payable and accrued liabilities amounted to $172.3 million as at January 2, 2011 compared to $186.2 million at the end of fiscal 2010 and $125.2 million at the end of the first quarter of fiscal 2010. The $47.1 million increase compared with last year at this time is mainly due to the impact of higher cotton prices and higher volumes of raw material inventories, combined with higher accruals for variable compensation expenses.

Income taxes payable decreased by $1.4 million, from $5.0 million at the end of fiscal 2010 to $3.6 million at January 2, 2011, reflecting reductions for income tax payments for the 2010 taxation year that slightly exceeded increases in income taxes payable relating to the first quarter’s income tax provision.

CASH FLOWS

Cash flows from operating activities in the first quarter of fiscal 2011 were $14.8 million, as $54.3 million of cash generated from earnings before depreciation and other non-cash items was partially offset by cash requirements for a net increase in non-cash working capital during the quarter, including an increase in raw material, work in process and activewear finished goods inventories. Cash flows from operating activities for the first quarter of fiscal 2010 were $73.9 million, consisting of $44.5 million of cash generated from earnings before depreciation and other non-cash items combined with the favourable impact of a net decrease in non-cash working capital during the quarter.  Operating cash flows in the first quarter of fiscal 2011 were $59.1 million lower than the prior year, due mainly to the impact of variations in non-cash working capital balances noted above. In particular, we experienced a significantly lower seasonal decrease in accounts receivable in the first quarter of fiscal 2011 compared with last year due primarily to a 50.3% year-over-year increase in net sales compared to the first quarter of fiscal 2010. Operating cash flows for the first quarter of fiscal 2010 were affected by an income tax payment of $13.4 million relating to an income tax re-assessment for prior years.

Cash flows used in investing activities were $39.9 million in the first quarter of fiscal 2011, compared to $31.4 million in the first quarter of fiscal 2010. The higher cash outflows were primarily attributable to an

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MANAGEMENT’S DISCUSSION AND ANALYSISS

increase of $5.2 million in capital spending combined with lower proceeds from the disposal of assets held for sale when compared to the same period last year.

We incurred negative free cash flow of $25.1 million in the first quarter of fiscal 2011, as requirements to finance seasonal and other increases in inventories and our ongoing capital expenditure program exceeded cash generated from earnings before depreciation and other non-cash cash items.  We generated free cash flow of $42.5 million in the first quarter of fiscal 2010.  The $67.6 million year-over-year decrease in free cash flow reflects significantly lower operating cash flows, due mainly to the significantly lower seasonal decrease in trade accounts receivable resulting from the 50.3% increase in year-over-year net sales, as noted above, combined with higher capital spending.  Free cash flow is comprised of cash flows from operating activities, including net changes in non-cash working capital balances, less cash used in investing activities, excluding business acquisitions. See the heading entitled “Free Cash Flow” under the section entitled “Definition and Reconciliation of Non-GAAP Measures” in this MD&A.

Cash flows from financing activities in the first quarter of fiscal 2011 amounted to $1.3 million compared to cash outflows of $1.0 million in the first quarter of fiscal 2010.  The Company did not use its revolving long-term credit facility during the first quarters of fiscal 2011 or 2010.

LIQUIDITY AND CAPITAL RESOURCES

In recent years, we have funded our operations and capital requirements with cash generated from operations. A revolving credit facility has been periodically utilized to finance seasonal peak working capital requirements and business acquisitions. Our primary uses of funds on an ongoing basis are for capital expenditures for new manufacturing facilities, incremental expansion of existing facilities, working capital requirements, and business acquisitions.

We have a committed revolving long-term credit facility of up to $400 million, on an unsecured basis, which matures in June 2013. Total indebtedness as at January 2, 2011 and October 3, 2010 was nil. Total indebtedness is comprised of bank indebtedness and long-term debt (including the current portion) as described under the section entitled “Definition and Reconciliation of Non-GAAP measures” in this MD&A. At January 2, 2011 and October 3, 2010, there were no amounts drawn on our revolving long-term credit facility.  An amount of $15.3 million has been committed against this facility to cover various letters of credit as at January 2, 2011.

We ended the quarter with cash and cash equivalents and cash in excess of total indebtedness of $234.9 million, with no amounts drawn on our revolving long-term credit facility. Cash in excess of total indebtedness is calculated as cash and cash equivalents net of total indebtedness as described under the section entitled “Definition and Reconciliation of Non-GAAP measures” in this MD&A. At January 2, 2011, we continue to have ample liquidity and significant financing capacity and flexibility under our revolving long-term credit facility.

Gildan is currently projecting capital expenditures in excess of $150 million for fiscal 2011, to implement its further capacity expansion plans for production of activewear and underwear in Honduras, the Dominican Republic and Bangladesh, to complete the ramp-up of its second sock manufacturing facility in Honduras and the expansion of its distribution centre in North Carolina servicing wholesale customers, as well as to finance its ongoing cost reduction initiatives including the completion of its biomass alternative energy projects in Honduras. The Company also expects to use cash in fiscal 2011 to finance a planned increase in activewear finished goods inventories and higher unit costs of inventories due to higher cotton and other purchased cost inputs, as well as to fund its dividends and share repurchase requirements as described below under the heading “Declaration of Dividend and Initiation of Normal Course Issuer Bid”.

We expect that cash flows from operating activities, together with our accumulated cash balances and our unutilized credit facility will provide us with sufficient liquidity and capital resources in the short term and long term to fund our anticipated working capital and capital expenditure requirements, our dividend and

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MANAGEMENT’S DISCUSSION AND ANALYSISS

share repurchase requirements, as well as any acquisition opportunities that the Company may decide to pursue.

The Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue shares, or undertake other activities as deemed appropriate under the specific circumstances.

Off-Balance Sheet Arrangements and Contractual Obligations

All commitments have been reflected in our balance sheets except for operating leases and other purchase obligations, which are included in the table of contractual obligations that follows.  As disclosed in Note 6 to our unaudited interim Consolidated Financial Statements, we have granted corporate guarantees, irrevocable standby letters of credit and surety bonds to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform their contractual obligations. As at January 2, 2011, the maximum potential liability under these guarantees was $24.2 million, of which $5.0 million was for surety bonds and $19.2 million was for corporate guarantees and standby letters of credit.

In the normal course of business, we enter into contractual obligations that will require us to disburse cash over future periods. The following table sets forth our contractual obligations by period for the following items as at January 2, 2011:

		Less than 1	1 to 3	4 to 5	More than 5
(in $ millions)	Total	fiscal year	fiscal years	fiscal years	fiscal years
Operating leases	45.0	7.1	17.6	8.0	12.3
Purchase obligations	233.9	226.6	7.3	-	-
Total Contractual Obligations	278.9	233.7	24.9	8.0	12.3

Derivative Instruments

The Company may periodically use derivative financial instruments to manage risks related to fluctuations in exchange rates, commodity prices and interest rates.  Derivative financial instruments are not used for speculative purposes. During the three months ended January 2, 2011, the Company entered into forward foreign exchange contracts in order to minimize the exposure of forecasted cash inflows and outflows in currencies other than the U.S. dollar, and to a lesser extent, cotton derivative contracts in order to reduce the exposure of forecasted cash outflows related to some of its raw material consumption needs.  Please refer to Note 12 to the unaudited interim Consolidated Financial Statements for a description of the maturities, carrying values and fair values of the derivative financial instruments outstanding as at January 2, 2011.

Outstanding Share Data

Our common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange (GIL).  As at January 31, 2011 there were 121,511,560 common shares issued and outstanding along with 1,212,341 stock options and 744,903 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. However, the vesting of at least 50% of the Treasury RSU grant is based on the Company’s average return on assets performance for the period as compared to the TSX Consumer Discretionary Index, excluding income trusts, or as determined by the Board of Directors.

Declaration of Dividend and Initiation of Normal Course Issuer Bid

On December 2, 2010, the Company announced that its Board of Directors had approved the introduction of a quarterly cash dividend.  The initial quarterly dividend of $0.075 per share will be paid on all issued

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MANAGEMENT’S DISCUSSION AND ANALYSISS

and outstanding common shares of the Company listed on the New York Stock Exchange (the “NYSE”) and the equivalent amount in Canadian dollars (using the Bank of Canada’s latest noon conversion rate at the record date) will be paid for common shares listed on the Toronto Stock Exchange (the “TSX”).  The initial dividend will be paid on March 18, 2011, rateably and proportionately to the holders of record on February 23, 2011, being the record date.  The dividend policy will be reviewed annually by the Board of Directors.

The Company also announced the reinstatement of a normal course issuer bid to repurchase up to one million outstanding common shares of the Company on the TSX and the NYSE (the “NCIB”).  The Company is authorized to make purchases under the NCIB during the period from December 6, 2010 to December 5, 2011 or until such time as the NCIB is completed or terminated at the Company’s option. The price to be paid will be the market price of the common shares on the stock exchange on which the shares are purchased at the time of acquisition.  Common shares purchased under the NCIB will be cancelled.  There were no common shares purchased under the NCIB during the first quarter of fiscal 2011.

LEGAL PROCEEDINGS

Securities Class Actions

The Company and certain of its senior officers have been named as defendants in a number of proposed class action lawsuits filed in the United States District Court for the Southern District of New York. The U.S. lawsuits have been consolidated, and a consolidated amended complaint was filed alleging claims under the U.S. securities laws (the “U.S Action”). A proposed class action has also been filed in the Ontario Superior Court of Justice (the “Ontario Action”) and a petition for authorization to commence a class action has been filed in the Quebec Superior Court (the “Quebec Action”). Each of these U.S. and Canadian lawsuits seek to represent a class comprised of persons who acquired the Company’s common shares between August 2, 2007 and April 29, 2008 (the “Class Members”) and allege, among other things, that the defendants misrepresented the Company’s financial condition and its financial prospects in its earnings guidance concerning the 2008 fiscal year, which was subsequently revised on April 29, 2008.

On July 1, 2009, the United States District Court for the Southern District of New York granted the motion by the Company and other defendants to dismiss the U.S. Action in its entirety, holding that the consolidated amended complaint failed to adequately allege the essential elements of a claim under the applicable provisions of the U.S. securities laws, including the existence of a material misstatement and fraudulent intent. On July 17, 2009, plaintiffs filed a motion seeking reconsideration of this decision only insofar as it declined to grant plaintiffs an opportunity to file a second amended complaint. On July 31, 2009, the Company and the other defendants filed a response to plaintiffs’ motion seeking reconsideration. On December 4, 2009, the plaintiffs’ motion seeking reconsideration was denied. The plaintiff’s have appealed the decisions on the motion for reconsideration and the motion to dismiss, but no date has been set yet for the appeal.

In addition to pursuing common law claims, the Ontario Action proposes to seek leave from the Ontario Superior Court of Justice to also bring statutory misrepresentation civil liability claims under Ontario’s Securities Act. A motion, along with affidavit evidence, for leave to pursue such statutory liability claims and class certification have been filed by the plaintiff. No date has been set yet for the hearing of that motion. In the Quebec Action, a motion requesting permission to amend the petition was filed on April 6, 2010, to align the allegations in said petition with those pleaded in the Ontario Action. A case management judge has been appointed but no date has been set yet for the case conference.

On August 3, 2010, the Company announced it had entered into an agreement to settle all claims raised in these class action lawsuits, subject to final approval from the courts.  In consideration of the dismissal of these lawsuits currently pending and releases from Class Members of the claims against the Company and certain of its senior executives, the settlement agreement provides for a total amount of $22.5 million which has been paid into an escrow account for distribution to Class Members.  The settlement is conditional on all three courts’ approval. Hearings to obtain approval of the settlement are scheduled during the second

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MANAGEMENT’S DISCUSSION AND ANALYSISS

quarter of fiscal 2011. Under the settlement agreement, the Company has no financial obligation as the settlement would be entirely funded by the Company’s insurers, and therefore no provision has been recorded in the unaudited interim Consolidated Financial Statements.

In the event the courts do not approve the settlement, the parties will revert to their litigation positions immediately prior to the execution of the settlement agreement.  If such event would occur, the Company would continue to strongly contest the basis upon which these actions are predicated and would vigorously defend its position. Under this scenario, due to the inherent uncertainties of litigation, it would not be possible to predict the final outcome of these lawsuits or determine the amount of any potential losses, if any.

OUTLOOK

A discussion of management’s expectations as to our outlook for fiscal 2011 is contained in our first quarter earnings results press release dated February 8, 2011 under the section entitled “Outlook”. The press release is available on the SEDAR website at www.sedar.com, on the EDGAR website at www.sec.gov and on our website at www.gildan.com.

FINANCIAL RISK MANAGEMENT

The Company is exposed to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, as well as risks arising from commodity prices.  Please refer to the “Financial Risk Management” section of the 2010 Annual MD&A and Note 20 to the audited Consolidated Financial Statements for the year ended October 3, 2010 for complete disclosure of the Company’s exposure to risks arising from financial instruments in accordance with the requirements of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3862, Financial Instruments-Disclosures.

CRITICAL ACCOUNTING ESTIMATES

Our significant accounting policies are described in Note 1 to our 2010 audited Consolidated Financial Statements. The preparation of financial statements in conformity with Canadian GAAP requires estimates and assumptions that affect our results of operations and financial position. By their nature, these judgments are subject to an inherent degree of uncertainty and are based upon historical experience, trends in the industry and information available from outside sources. On an ongoing basis, management reviews its estimates and actual results could differ materially from those estimates.

Management believes that the following accounting estimates require assumptions to be made about matters that are highly uncertain:

•	Allowance for Doubtful Accounts
•	Inventory Valuation
•	Sales Promotional Programs
•	Recoverability of Long-Lived Assets
•	Income Taxes
•	Business Acquisitions and Goodwill

For a more detailed discussion of these estimates, readers should review the “Critical Accounting Estimates” section of the 2010 Annual MD&A.

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MANAGEMENT’S DISCUSSION AND ANALYSISS

ACCOUNTING POLICIES

Accounting Policies

The Company applied the same accounting policies in the preparation of its unaudited interim Consolidated Financial Statements as those disclosed in Note 1 to its audited Consolidated Financial Statements for the year ended October 3, 2010.

International Financial Reporting Standards (IFRS)
In February 2008, the AcSB confirmed that IFRS, as issued by the International Accounting Standards Board (IASB), will replace Canadian GAAP for publicly accountable enterprises effective for fiscal years beginning on or after January 1, 2011. As a result, the changeover to IFRS will be required for our fiscal 2012 interim and annual financial statements beginning October 3, 2011 (the “changeover date”) with comparative information presented for fiscal 2011.

IFRS 1, First Time Adoption of International Financial Reporting Standards, requires that first-time adopters select accounting policies that are in compliance with each IFRS effective at the end of a company’s first annual IFRS reporting period (September 30, 2012 for Gildan), and apply those policies to all periods presented in their first IFRS financial statements including the comparative periods.  Therefore, the starting point for our accounting in accordance with IFRS will be fiscal 2011, beginning on October 4, 2010 (the “transition date”) although the interim and annual financial statements for fiscal 2011 will only be published in accordance with IFRS in fiscal 2012 as comparative information.

The following information is presented to comply with Canadian Securities Administrators Staff Notice 52-320, Disclosure of Expected Changes in Accounting Policies Relating to Changeover to International Financial Reporting Standards. This information is provided to allow investors and others to obtain a better understanding of our IFRS changeover plan and the possible effects on our operations.  Readers are cautioned, however, that it may not be appropriate to use such information for any other purpose.  This information reflects assumptions based on information available as at the date of this report, and circumstances may arise, such as changes in IFRS standards or economic conditions, which could materially change these assumptions as well as the progress of our IFRS changeover plan, and may cause the Company to select different accounting policies and/or IFRS 1 exemptions than the preliminary conclusions reached to date. In addition, the IASB has a number of on-going projects on its agenda, and IFRS standards and interpretations are continuously subject to change.  Our summary of key expected changes has been completed with the expectation that we will apply IFRS in effect as at the date of this report. However we will only make final decisions regarding early adoption of any new standards as they are issued by the IASB.  We continuously review all developments issued by the IASB, the AcSB, and the Canadian Securities Administrators (CSA), and assess the impact of any new developments on our IFRS transition plan and make any necessary changes accordingly.

Progress towards Completion of our IFRS Changeover Plan

In preparation for the changeover to IFRS, we have developed an IFRS transition plan consisting of three phases - 1) Scoping and Diagnostic Phase, 2) Detailed Impact Analysis and Design Phase, and 3) Implementation and Review Phase.  As at January 2, 2011, we have completed the first phase of our IFRS transition plan, the second phase is substantially complete, and the implementation and review phase is currently underway which will continue until our first complete annual financial reporting under IFRS is released at the end of fiscal 2012.

Our IFRS transition is on schedule and there have been no significant changes to our plan than what was previously reported in our 2010 annual MD&A.  We will continue to report on the status of our plan, significant findings, and provide more detailed information on preliminary conclusions reached as our IFRS changeover plan progresses.  The key elements and status of our changeover plan are as follows:

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MANAGEMENT’S DISCUSSION AND ANALYSISS

Information technology and data systems

Systems and processes are currently in place to collect the information required under IFRS.  Although new reports will likely be required to capture new information required for presentation and disclosure under IFRS, we currently do not expect the transition to IFRS to require significant changes to our information technology systems and reports. We also expect our systems to be reliable for purposes of generating the comparative fiscal 2011 information that needs to be provided in accordance with IFRS during fiscal 2012, as well as the information required in the opening balance sheet as at the transition date.

Internal controls over financial reporting

Internal control processes and procedures will be put into place in order to address the key accounting differences resulting from the changeover to IFRS.  Internal controls applicable to our reporting process under Canadian GAAP are expected to be substantially the same as those required in our IFRS reporting environment.

Disclosure controls and procedures, including investor relations and external communications plans

Disclosure controls and procedures will be updated to include all data required for additional financial statement disclosures under IFRS. Our disclosure controls and procedures will also be updated as our changeover to IFRS continues to ensure that information is appropriately communicated in our external communications and other periodic published reports.

Financial expertise including training requirements

The project to transition to IFRS is being led by the Corporate Accounting group in Montreal.  The Corporate Accounting group has the appropriate resources and skills to effectively complete the changeover to IFRS on a timely basis, and internal communication and education is being rolled out in phases throughout the Company as the key elements are addressed.  Periodic meetings are held with management and the Audit and Finance Committee in order to keep them informed of the progress of our transition plan.  External advisors are also being consulted on an as needed basis to review our transition work plan and business impact analysis, and advise us on issues as they arise.

Business contracts, including the impact on operating agreements and key performance indicators

Business contracts which are affected by financial results such as financial covenants and long-term incentive plans are being reviewed to assess the impact from the changeover to IFRS.  The changeover to IFRS is not expected to have a significant impact on our business contracts.

Accounting policies, including choices among policies permitted under IFRS

We have made considerable progress in identifying accounting differences and accounting policy alternatives under IFRS as compared to Canadian GAAP, and the potential impact of such differences on the Company’s accounting at the transition date and on an ongoing basis.  Based on the results of our detailed analysis to date, no material impacts are expected at the transition date, in part because Canadian accounting standards are substantially aligned with IFRS requirements for certain key areas.  However, we have identified a number of areas where we expect there to be some impact on the recognition and measurement of certain balance sheet and statement of earnings items. We are currently finalizing the validation of certain results of our detailed impact analysis and therefore our conclusions are still preliminary at this stage.  We are currently not able to reliably quantify all of the impacts expected on our consolidated financial statements for these differences.  Final conclusions may have a material impact on our financial statements upon transition to IFRS.  We expect to be in a position to disclose the quantitative

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MANAGEMENT’S DISCUSSION AND ANALYSISS

impact of all our significant accounting differences progressively throughout fiscal 2011 as we complete our analysis.

The following are some of the significant differences between Canadian GAAP and IFRS that have been identified to date and which are currently being evaluated:

Investment in consolidated joint venture: Our consolidated financial statements currently include the accounts of our yarn spinning joint venture CanAm Yarns LLC (“CanAm”), as we are considered the primary beneficiary of this entity under Canadian GAAP, in part because we consume all of CanAm’s production. Our partner’s share of the net assets and net earnings of CanAm are reflected as a non-controlling interest adjustment in our consolidated balance sheet and statement of earnings.  Under IFRS, CanAm is considered a jointly controlled entity and we are not deemed to exercise control.  Consequently, we expect that we will no longer be permitted to consolidate CanAm, in which case we intend to account for this investment using the equity method.  Under the equity method, which is effectively a “one-line consolidation method”, our net investment in CanAm would be presented as a long-term asset on one line in our consolidated balance sheet, for an amount equal to our initial investment and our cumulative share of undistributed earnings.  We would apply this change to the opening IFRS balance sheet, but no material adjustment to opening retained earnings is expected, as the long-term asset to be reported would be essentially the same as the amount of net assets and non-controlling interest that would be removed from our balance sheet.  Post transition, net earnings are not expected to be affected by this change, but there would be non-material changes to the components of our net earnings, as our share of CanAm’s net earnings would be presented in a separate caption in the statement of earnings, appearing below the gross profit subtotal.  In addition, the Company’s consolidated statement of cash flows will no longer include the cash flows of CanAm, and in particular the cash flows related to CanAm’s capital expenditures and borrowings will no longer be included in the Company’s cash flows relating to investing activities and financing activities. However, any additional investments in CanAm will be presented as part of cash flows relating to investing activities.  Any transactions between the Company and CanAm post transition will no longer be eliminated upon consolidation, but will instead be recorded, measured and disclosed as a related party transaction in the Company’s consolidated financial statements.

Business combinations – Transaction costs and restructuring costs:  Under IFRS, transaction costs and restructuring costs are generally charged to earnings as incurred.  Under Canadian GAAP, transaction costs and certain anticipated post-acquisition restructuring costs are included in the cost of the purchase (which usually results in such costs being added to goodwill).  As noted below, we expect to use an optional exemption that will allow us to apply IFRS guidance only for business combinations that occur after the transition date, and accordingly we do not expect to record adjustments to the opening IFRS balance sheet for these accounting policy differences.

Business combinations - Contingent consideration: Under Canadian GAAP, contingent consideration is recognized at the date of acquisition of a business when the amount can be reasonably estimated and the outcome is determinable beyond reasonable doubt. Otherwise, contingent consideration is recognized when resolved. When there are revisions to the amount of contingent consideration, the fair value of the consideration issued is recognized as an additional cost of the purchase (which usually results in such costs being added to goodwill).  Under IFRS, contingent consideration is recognized at the date of acquisition at fair value, generally as a liability.  The impact of changes in the subsequent re-measurement of contingent consideration, when recognized as a liability, is recorded in net earnings.  This difference will result in the recognition of a liability of approximately $5.8 million at the transition date with a corresponding decrease to retained earnings, related to contingent consideration as part of a previous business combination, which has not been recognized under Canadian GAAP prior to the transition date.  This adjustment is charged to retained earnings rather than goodwill because IFRS does not permit transition date adjustments to be made to goodwill.

For future business combinations, the above differences could have a significant and possibly material impact on our financial position and results of operations, although the impact will depend on the scale and frequency of future business acquisition activity.

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MANAGEMENT’S DISCUSSION AND ANALYSISS

Borrowing costs:  Under IFRS, borrowing costs incurred during the period in which an asset is being constructed must be capitalized as part of the cost of the asset.  Under the Company’s current accounting policy, all borrowing costs are charged to earnings and included in financial expense (income).  As the Company has a history of constructing its manufacturing facilities, it is reasonable to expect that a portion of the Company’s borrowing costs incurred in periods subsequent to the adoption of IFRS will be capitalized, although the amount of capitalized costs will depend on the scale of future construction activity and the level of interest-bearing indebtedness, if any, outstanding during the period of construction.  As noted below, we expect to use an optional exemption that will allow us to capitalize borrowing costs only for assets for which the commencement date for capitalization is on or after the transition date.  Accordingly, the Company does not expect to record an opening IFRS balance sheet adjustment for borrowing costs incurred prior to the transition date.

Income taxes - Assets transferred between entities within the consolidated group: Under Canadian GAAP, deferred income tax assets and liabilities are not recognized for temporary differences arising from assets transferred between entities within the consolidated group, although any income tax expense/recovery incurred by the selling entity is deferred on the balance sheet as a non-tax asset/liability.  Under IFRS, the tax expense/recovery incurred by the selling entity is not deferred, but a deferred income tax asset/liability is recorded for the temporary difference resulting from the internal transfer (essentially the change in the tax basis), valued at the buying entity’s tax rate.  We currently expect that this difference will result in the recognition of a non-material deferred income tax asset at the transition date for the tax effect of temporary differences for certain inventories which have been transferred between group entities.

Income taxes - Deferred tax assets in a business combination recognized subsequent to the measurement period:  Under Canadian GAAP, additional deferred tax assets of the acquiree that are not initially recognized within the measurement period, but are recognized subsequent to the measurement period are recognized first as a reduction of goodwill, then as a reduction of intangible assets before any adjustment is recognized in net earnings.  Under IFRS, additional deferred tax assets of the acquiree can only be recognized as a reduction of goodwill, and if not recognized within the measurement period, the adjustment is recognized in net earnings.  This difference will result in an opening IFRS balance sheet adjustment of approximately $6 million at the transition date as an increase to our intangible assets, with a corresponding increase to retained earnings, in order to reverse a reduction of intangible assets recorded under Canadian GAAP related to deferred tax assets recognized subsequent to the measurement period (related to a previous business combination).

Significant separable components of property, plant and equipment: Under Canadian GAAP, the cost of an item of property, plant and equipment made up of significant separable component parts are allocated to the component parts when practicable and when estimates can be made of the lives of the separate components.  Under IFRS, each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item shall be depreciated separately.  No significant impact is expected to our opening IFRS balance sheet at the transition date, and we do not expect any significant modification to the groupings of our major capital assets.

Impairment of long-lived assets:  Under Canadian GAAP, the impairment test for long-lived depreciable assets or asset groups is a two-step process.  The first step involves comparing an asset or asset group’s carrying value to its undiscounted future cash flows.  If an asset or asset group’s undiscounted cash flows are below its carrying value, the second step is required whereby an impairment charge is measured by the difference between the asset or asset group’s discounted future cash flows and its carrying amount.  IFRS only requires a one-step impairment test for identifying and measuring impairment in which the carrying value of an asset or asset group (referred to as a Cash Generating Unit) is compared to its recoverable amount (i.e. higher of fair value less costs to sell and value-in-use, which normally involves discounted future cash flows) and an impairment charge is recorded if the carrying value is higher than the recoverable amount.  Unlike Canadian GAAP, IFRS requires impairment charges (except goodwill impairment charges) to be reversed when circumstances indicate that the impairment no longer exists.  No impact is expected to our IFRS opening balance sheet at the transition date.  However, in future periods, impairment rules under IFRS may result in more frequent write-downs due to the one-step impairment test,

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MANAGEMENT’S DISCUSSION AND ANALYSISS

 and volatility in the Company’s financial position and results of operations may arise due to possible reversals of previously recorded impairment charges.

Leases:  Under Canadian GAAP, quantitative thresholds are provided to assist in determining whether a lease should be classified as a financing/capital lease or an operating lease.  Under IFRS, there are no specific quantitative thresholds, and additional qualitative indicators are provided to assist in determining lease classification.  The findings of our review to date indicate that the existing lease of our corporate aircraft which is currently accounted for as an operating lease under Canadian GAAP would meet the criteria for a financing lease under IFRS.  This difference is due primarily to the fact that we have given notice to exercise an early purchase option on our existing corporate aircraft, which will result in an opening IFRS balance sheet adjustment of an increase to our non-current assets with a corresponding increase in current liabilities at the transition date.  Depreciation and interest expense from the financing lease under IFRS would replace the lease expense previously charged to net earnings under Canadian GAAP, and any payments would be recognized as repayments of principal and interest.  Our intention is to dispose of the existing aircraft once we complete the process of leasing a new aircraft.  We expect the new corporate aircraft to be classified as an operating lease under IFRS.

Key accounting policies not expected to be significantly impacted:  The Company has also assessed other relevant standards, including but not limited to revenue recognition, inventories, share based payments, and employee benefits, and expects that these standards are likely to have less significance for the Company’s changeover to IFRS.

Financial statement note disclosure

Compared to Canadian GAAP, IFRS requires significant additional disclosures, primarily in the notes to the annual financial statements.  There are also a number of special transitional disclosures that will be required during fiscal 2012.  We have identified the key additional disclosure requirements and we are currently working on collecting the data and designing the reports required for the additional disclosure. We expect to be in a position to provide the required disclosures when we begin reporting in IFRS during fiscal 2012.

IFRS 1 Optional Exemptions

The general requirement of IFRS 1 is full retrospective application of all accounting standards effective at an entity’s first annual reporting date with any resulting adjustments generally recorded against retained earnings as of the transition date. IFRS 1 provides first-time adopters certain optional exemptions and mandatory exceptions from full retrospective application. The following table outlines the optional exemptions that the Company currently expects to use at the transition date:

QUARTERLY REPORT–Q1 2011 P. 20

MANAGEMENT’S DISCUSSION AND ANALYSISS

Accounting Policy	Optional Exemption

Foreign exchange cumulative translation	The exemption permits the balance of any cumulative translation
differences	adjustment (CTA) to be eliminated by an adjustment to opening retained earnings at the transition date. As a result, the
Company will eliminate its CTA balance of $26.2 million
currently included in accumulated other comprehensive income through an adjustment to retained earnings at the transition date.

Business combinations	The exemption permits the Company not to apply IFRS 3,
Business Combinations, to business combinations
occurring prior to the transition date.

Share based payment transactions	The exemption permits the Company to apply IFRS 2, Share-
based Payment, only to equity instruments that were granted
after November 7, 2002 which have not yet vested at the
transition date.

Borrowing costs	The exemption permits the capitalization of borrowing costs to be limited to qualifying assets for which commencement date for capitalization is on or after the date of transition.

RELATED PARTY TRANSACTIONS

We have transactions with Frontier, which manages the operations of CanAm. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. For the three months ended January 2, 2011, total purchases of yarn from Frontier were $54.5 million (2010 - $33.5 million) along with $0.2 million (2010 - $0.2 million) relating to management fees paid to Frontier. As at January 2, 2011, we had an outstanding payable to Frontier of $30.7 million (October 3, 2010 - $30.0 million; January 3, 2010 - $21.5 million).

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s annual evaluation and report on the effectiveness of internal control over financial reporting as of our most recent fiscal year ended October 3, 2010 was included in the 2010 Annual MD&A, and was based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of October 3, 2010.  There have been no material changes in internal control over financial reporting since October 3, 2010.

QUARTERLY REPORT–Q1 2011 P. 21

MANAGEMENT’S DISCUSSION AND ANALYSISS

RISKS AND UNCERTAINTIES

In our 2010 Annual MD&A under the sections “Financial Risk Management” and “Risks and Uncertainties”, we provide a detailed review of risks that could affect our financial condition, results of operations or business, cash flows or the trading price of our common stock, as well as cause actual results to differ materially from our expectations expressed in or implied by our forward-looking statements. The risks listed below are not the only risks that could affect the Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our financial condition, results of operations, cash flows or business.  The risks described in our 2010 Annual MD&A, include risks associated with:

•	Our ability to implement our strategies and plans
•	Our ability to compete effectively
•	Adverse changes in general economic conditions
•	Our reliance on a small number of significant customers
•	Our customers do not commit to purchase minimum quantities
•	Our ability to anticipate evolving consumer preferences and trends
•	Our ability to manage production and inventory levels effectively in relation to changes in customer demand
•	Fluctuations and volatility in the price of raw materials used to manufacture our products
•	Our dependence on key suppliers
•	Climate, political, social and economic risks in the countries in which we operate
•	Changes to international trade regulation
•	Factors or circumstances that could increase our effective income tax rate
•	Compliance with environmental, health and safety regulations
•	Our significant reliance on our information systems for our business operations
•	Changes in our relationship with our employees or changes to domestic and foreign employment regulations
•	Negative publicity as a result of violation in local labour laws or international labour standards, unethical labour and other business practices
•	Our dependence on key management and our ability to attract and/or retain key personnel
•	Changes to and failure to comply with consumer product safety laws

Recent Developments Relating to Dominican Republic Labour Matters

In connection with its textile operations in the Dominican Republic, the Company is a party to a collective bargaining agreement with a union registered with the Dominican Ministry of Labor, covering approximately 900 employees. A second union is claiming that it represents the majority of the workers at the plant and has filed a third-party complaint alleging violation of freedom of association with the Fair Labor Association (FLA), an international labour standards monitor of which Gildan is a participating company. The Company is currently working constructively with the FLA, as well as with non-governmental organizations which monitor labour issues in offshore manufacturing and with the Dominican government, to expeditiously find a resolution to this matter.

QUARTERLY REPORT–Q1 2011 P. 22

MANAGEMENT’S DISCUSSION AND ANALYSISS

DEFINITION AND RECONCILIATION OF NON-GAAP MEASURES

We use non-GAAP measures to assess our operating performance and financial condition. The terms and definitions of the non-GAAP measures used in this report and a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure are provided below. The non-GAAP measures are presented on a consistent basis for all periods presented in this MD&A. These non-GAAP measures do not have any standardized meanings prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation.

Adjusted Net Earnings and Adjusted Diluted EPS

To measure our performance from one period to the next, without the variations caused by the impacts of restructuring and other charges net of income tax recovery, management uses adjusted net earnings and adjusted diluted earnings per share, which are calculated as net earnings and diluted earnings per share excluding these items. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in our business performance. Excluding these items does not imply they are necessarily non-recurring.

(in $ millions, except per share amounts)	Q1 2011	Q1 2010
Net sales	331.3	220.4
Cost of sales	249.4	154.7
Gross profit	81.9	65.7
Selling, general and administrative expenses	41.6	34.0
Restructuring and other charges	0.7	1.6
Operating income	39.6	30.1
Financial expense, net	2.4	0.8
Non-controlling interest in consolidated joint venture	0.1	0.1
Earnings before income taxes	37.1	29.2
Income taxes	1.2	1.2
Net earnings	35.9	28.0
Adjustments for:
Restructuring and other charges	0.7	1.6
Income tax recovery on restructuring and other charges	-	(0.4)
Adjusted net earnings	36.6	29.2
Basic EPS	0.30	0.23
Diluted EPS	0.29	0.23
Adjusted diluted EPS	0.30	0.24

Certain minor rounding variances exist between the financial statements and this summary.

QUARTERLY REPORT–Q1 2011 P. 23

MANAGEMENT’S DISCUSSION AND ANALYSISS

EBITDA

EBITDA is calculated as earnings before interest, taxes and depreciation and amortization and excludes the impact of restructuring and other charges as well as the non-controlling interest in the consolidated joint venture. We use EBITDA, among other measures, to assess the operating performance of our business. We also believe this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. We exclude depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost. Excluding these items does not imply they are necessarily non-recurring.

(in $ millions)	Q1 2011	Q1 2010
Net earnings	35.9	28.0
Restructuring and other charges	0.7	1.6
Depreciation and amortization	17.8	16.0
Variation of depreciation included in inventories	(2.1)	(2.6)
Interest, net	0.1	-
Income taxes	1.2	1.2
Non-controlling interest of consolidated joint venture	0.1	0.2
EBITDA	53.7	44.4

Certain minor rounding variances exist between the financial statements and this summary.

Free Cash Flow

Free cash flow is defined as cash from operating activities including net changes in non-cash working capital balances, less cash flow used in investing activities excluding business acquisitions. We consider free cash flow to be an important indicator of the financial strength and performance of our business, because it shows how much cash is available after capital expenditures to repay debt and to reinvest in our business, and/or to redistribute to our shareholders. We believe this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

(in $ millions)	Q1 2011	Q1 2010
Cash flows from operating activities	14.8	73.9
Cash flows used in investing activities	(39.9)	(31.4)
Free cash flow	(25.1)	42.5

Certain minor rounding variances exist between the financial statements and this summary.

Total Indebtedness and Cash in Excess of Total Indebtedness

We consider total indebtedness and cash in excess of total indebtedness to be important indicators of the financial leverage of the Company.

(in $ millions)	Q1 2011	Q4 2010	Q1 2010
Current portion of long-term debt	-	-	(2.0)
Long-term debt	-	-	(1.2)
Total indebtedness	-	-	(3.2)
Cash and cash equivalents	234.9	258.4	141.1
Cash in excess of total indebtedness	234.9	258.4	137.9

Certain minor rounding variances exist between the financial statements and this summary.

QUARTERLY REPORT–Q1 2011 P. 24

MANAGEMENT’S DISCUSSION AND ANALYSISS

FORWARD-LOOKING STATEMENTS

Certain statements included in this MD&A constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions, including, without limitation, our expectation with regards to unit volume growth, sales revenue, cost reductions and efficiencies, gross margins, selling, general and administrative expenses, capital expenditures and the impact of non-recurring items. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the “Risks and Uncertainties” section and the risks described under the section “Financial Risk Management” of the 2010 Annual MD&A for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:

•	our ability to implement our growth strategies and plans, including achieving market share gains, implementing cost reduction initiatives and completing and successfully integrating acquisitions;
•	the intensity of competitive activity and our ability to compete effectively;
•	adverse changes in general economic and financial conditions globally or in one or more of the markets we serve;
•	our reliance on a small number of significant customers;
•	the fact that our customers do not commit contractually to minimum quantity purchases;
•	our ability to anticipate changes in consumer preferences and trends;
•	our ability to manage production and inventory levels effectively in relation to changes in customer demand;
•	fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton and polyester fibres;
•	our dependence on key suppliers and our ability to maintain an uninterrupted supply of raw materials;
•	the impact of climate, political, social and economic risks in the countries in which we operate;
•	disruption to manufacturing and distribution activities due to labour disruptions, political instability, bad weather, natural disasters, pandemics and other unforeseen adverse events;
•	changes to international trade legislation that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•	factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;
•	compliance with applicable environmental, tax, trade, employment, health and safety, and other laws and regulations in the jurisdictions in which we operate;
•	our significant reliance on computerized information systems for our business operations;
•	changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•
negative publicity as a result of violation of local labour laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;

•	our dependence on key management and our ability to attract and/or retain key personnel;
•	changes to and failure to comply with consumer product safety laws and regulations;

QUARTERLY REPORT–Q1 2011 P. 25

MANAGEMENT’S DISCUSSION AND ANALYSISS

•	changes in accounting policies and estimates; and
•	exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, as well as risks arising from commodity prices.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made, may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

We believe that the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s fiscal 2011 financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date hereof, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

February 8, 2011

QUARTERLY REPORT–Q1 2011 P. 26

INTERIM CONSOLIDATED FINANCIAL STATEMENTSS

Gildan Activewear Inc.
Interim Consolidated Balance Sheets
(in thousands of U.S. dollars)

	January 2, 2011	October 3, 2010	January 3, 2010
	(unaudited)	(audited)	(unaudited)
Current assets:
Cash and cash equivalents	$234,925	$258,442	$141,084
Trade accounts receivable	138,800	145,684	77,743
Income taxes receivable	-	-	1,095
Inventories (note 4)	366,474	332,542	344,963
Prepaid expenses and deposits	9,126	9,584	11,909
Other current assets	8,454	9,079	8,222
	757,779	755,331	585,016

Property, plant and equipment	494,303	479,292	420,523
Assets held for sale (note 7)	11,611	3,246	3,370
Intangible assets	59,849	61,321	67,042
Goodwill	10,197	10,197	6,709
Other assets	12,290	11,805	10,896

Total assets	$1,346,029	$1,321,192	$1,093,556

Current liabilities:
Accounts payable and accrued liabilities	$172,284	$186,205	$125,222
Dividends payable	9,113	-	-
Income taxes payable	3,617	5,024	-
Current portion of long-term debt	-	-	1,983
	185,014	191,229	127,205

Long-term debt	-	-	1,177
Future income taxes	4,502	4,476	15,902
Non-controlling interest in consolidated joint venture	11,150	11,058	7,435

Contingencies (note 13)

Shareholders' equity:
Share capital	98,343	97,036	93,537
Contributed surplus	11,328	10,091	7,749

Retained earnings	1,009,521	982,764	812,496
Accumulated other comprehensive income	26,171	24,538	28,055
	1,035,692	1,007,302	840,551
	1,145,363	1,114,429	941,837

Total liabilities and shareholders' equity	$1,346,029	$1,321,192	$1,093,556

See accompanying notes to interim consolidated financial statements.

QUARTERLY REPORT–Q1 2011 P. 27

INTERIM CONSOLIDATED FINANCIAL STATEMENTSS

Gildan Activewear Inc.
Interim Consolidated Statements of Earnings and Comprehensive Income
(in thousands of U.S. dollars, except per share data)

	Three months ended
	January 2, 2011	January 3, 2010
	(unaudited)	(unaudited)

Net sales	$331,280	$220,415
Cost of sales	249,391	154,677

Gross profit	81,889	65,738

Selling, general and administrative expenses	41,641	33,999
Restructuring and other charges (note 7)	708	1,586

Operating income	39,540	30,153

Financial expense, net (note 12)	2,415	847
Non-controlling interest in consolidated joint venture	92	163

Earnings before income taxes	37,033	29,143

Income taxes	1,163	1,166

Net earnings	35,870	27,977

Other comprehensive income, net of related income taxes (note 9)	1,633	1,807

Comprehensive income	$37,503	$29,784

Earnings per share:
Basic EPS (note 8)	$0.30	$0.23
Diluted EPS (note 8)	$0.29	$0.23

See accompanying notes to interim consolidated financial statements.

QUARTERLY REPORT–Q1 2011 P. 28

INTERIM CONSOLIDATED FINANCIAL STATEMENTSS

Gildan Activewear Inc.
Interim Consolidated Statements of Shareholders’ Equity
Three months ended January 2, 2011 and January 3, 2010
 (in thousands or thousands of U.S. dollars)

				Accumulated
				other		Total
	Share capital		Contributed	comprehensive	Retained	shareholders'
	Number	Amount	surplus	income	earnings	equity

Balance, October 3, 2010	121,352	$97,036	$10,091	$24,538	$982,764	$1,114,429
Stock-based compensation related to
stock options and Treasury restricted
share units	-	-	1,247	-	-	1,247
Shares issued under employee share
purchase plan	6	117	-	-	-	117
Shares issued pursuant to exercise of
stock options	152	1,190	(10)	-	-	1,180
Other comprehensive income (note 9)	-	-	-	1,633	-	1,633
Dividends declared	-	-	-	-	(9,113)	(9,113)
Net earnings	-	-	-	-	35,870	35,870

Balance, January 2, 2011 (unaudited)	121,510	$98,343	$11,328	$26,171	$1,009,521	$1,145,363

Balance, October 4, 2009	120,963	$93,042	$6,976	$26,248	$784,519	$910,785
Stock-based compensation related to
stock options and Treasury restricted
share units	-	-	1,059	-	-	1,059
Shares issued under employee share
purchase plan	6	163	-	-	-	163
Shares issued pursuant to exercise of
stock options	7	46	-	-	-	46
Shares issued pursuant to vesting of
Treasury restricted share units	34	286	(286)	-	-	-
Other comprehensive income (note 9)	-	-	-	1,807	-	1,807
Net earnings	-	-	-	-	27,977	27,977

Balance, January 3, 2010 (unaudited)	121,010	$93,537	$7,749	$28,055	$812,496	$941,837

See accompanying notes to interim consolidated financial statements.

QUARTERLY REPORT–Q1 2011 P. 29

INTERIM CONSOLIDATED FINANCIAL STATEMENTSS

Gildan Activewear Inc.
Interim Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Three months ended
	January 2, 2011	January 3, 2010
	(unaudited)	(unaudited)
Cash flows from (used in) operating activities:
Net earnings	$35,870	$27,977
Adjustments for non-cash items (note 10 (a))	18,405	16,490
	54,275	44,467
Changes in non-cash working capital balances:
Trade accounts receivable	7,076	82,553
Inventories	(31,823)	(40,524)
Prepaid expenses and deposits	458	(305)
Other current assets	(491)	616
Accounts payable and accrued liabilities	(13,290)	86
Income taxes	(1,390)	(12,955)
	14,815	73,938
Cash flows from (used in) financing activities:
Increase in other long-term debt	-	43
Repayment of other long-term debt	-	(1,270)
Proceeds from the issuance of shares	1,297	209
	1,297	(1,018)
Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(38,990)	(33,820)
Purchase of intangible assets	(435)	(189)
Proceeds on disposal of assets held for sale	167	3,717
Net increase in other assets	(626)	(1,073)
	(39,884)	(31,365)
Effect of exchange rate changes on cash and cash equivalents denominated in
foreign currencies	255	(203)
Net (decrease) increase in cash and cash equivalents during the period	(23,517)	41,352
Cash and cash equivalents, beginning of period	258,442	99,732
Cash and cash equivalents, end of period	$234,925	$141,084

Supplemental disclosure of cash flow information (note 10)

See accompanying notes to interim consolidated financial statements.

QUARTERLY REPORT–Q1 2011 P. 30

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) )

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(For the period ended January 2, 2011)
(Tabular amounts in thousands or thousands of U.S. dollars except per share data, unless otherwise indicated)

1. BASIS OF PRESENTATION:

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and include all normal and recurring entries that are necessary for a fair presentation of the statements. Accordingly, they do not include all of the information and footnotes required by Canadian generally accepted accounting principles for complete financial statements, and should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended October 3, 2010.

The Company's revenues and income are subject to seasonal variations. Consequently, the results of operations for the first fiscal quarter are traditionally not indicative of the results to be expected for the full fiscal year.

2. SIGNIFICANT ACCOUNTING POLICIES:

The Company applied the same accounting policies in the preparation of the interim consolidated financial statements, as those disclosed in Note 1 of its annual audited consolidated financial statements for the year ended October 3, 2010.

3. CHANGEOVER TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”):

In February 2008, the AcSB confirmed that IFRS, as issued by the International Accounting Standards Board, will replace Canadian generally accepted accounting principles for publicly accountable enterprises effective for fiscal years beginning on or after January 1, 2011. As a result, the Company will be required to change over to IFRS for its fiscal 2012 interim and annual consolidated financial statements with comparative information for fiscal 2011.

In preparation for the changeover to IFRS, the Company has developed an IFRS transition plan. The Company has completed its initial phase, comprised of a diagnostic process, which involved a comparison of the Company’s current accounting policies under Canadian generally accepted accounting principles with currently issued IFRS. The second phase of the transition plan, which involved a detailed impact analysis of the identified differences, is substantially complete, and the final implementation phase is currently underway. As the IFRS transition plan progresses, the Company will continue to report on the status of its transition plan in its Management’s Discussion and Analysis.

4. INVENTORIES:

Inventories were comprised of the following:

	January 2, 2011	October 3, 2010	January 3, 2010

Raw materials and spare parts inventories	$71,883	$54,353	$41,860
Work in process	42,232	37,305	30,304
Finished goods	252,359	240,884	272,799
	$366,474	$332,542	$344,963

QUARTERLY REPORT–Q1 2011 P. 31

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) )

5. STOCK-BASED COMPENSATION:

The Company’s Long Term Incentive Plan (the "LTIP") includes stock options and restricted share units. The LTIP allows the Board of Directors to grant stock options, dilutive restricted share units ("Treasury RSUs") and non-dilutive restricted share units ("non-Treasury RSUs") to officers and other key employees of the Company and its subsidiaries.

Changes in outstanding stock options were as follows:

		Weighted average
	Number	exercise price
		(in Canadian dollars)

Options outstanding, October 3, 2010	1,299	$19.57
Granted	69	28.64
Exercised	(152)	7.84
Forfeited	(2)	25.34
Options outstanding, January 2, 2011	1,214	$21.54

As at January 2, 2011, 423,745 outstanding options were exercisable at the weighted average price of CA$17.06 (January 3, 2010 - 649,836 options at CA$10.16). Based on the Black-Scholes option pricing model, the grant date weighted average fair value of options granted during the three months ended January 2, 2011 was $13.36 (January 3, 2010 - $8.51).

Outstanding Treasury RSUs were as follows:

		Weighted average
	Number	fair value per unit

Treasury RSUs outstanding, October 3, 2010 and January 2, 2011	748	$19.93

As at January 2, 2011, none of the awarded and outstanding Treasury RSUs were vested.

The compensation expense included in selling, general and administrative expenses and cost of sales, in respect of the options and Treasury RSUs, for the three months ended January 2, 2011 was $1.2 million (2010 - $1.1 million). The counterpart has been recorded as contributed surplus. When the shares are issued to the employees, the amounts previously credited to contributed surplus are transferred to share capital.

Changes in outstanding non-Treasury RSUs were as follows:

Number

Non-Treasury RSUs outstanding, October 3, 2010	313
Granted	151
Settled	(19)
Forfeited	(3)
Non-Treasury RSUs outstanding, January 2, 2011	442

As of January 2, 2011, the weighted average fair value per non-Treasury RSU was $28.49. No common shares are issued from treasury under such awards and they are, therefore, non-dilutive. As at January 2, 2011, none of the outstanding non-Treasury RSUs were vested.

The compensation expense included in selling, general and administrative expenses and cost of sales, in respect of the non-Treasury RSUs, for the three months ended January 2, 2011 was $1.0 million (2010 - $1.1 million). The counterpart has been recorded in accounts payable and accrued liabilities.

QUARTERLY REPORT–Q1 2011 P. 32

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) )

6. GUARANTEES:

The Company, and some of its subsidiaries, have granted corporate guarantees, irrevocable standby letters of credit and surety bonds, to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform their contractual obligations. As at January 2, 2011, the maximum potential liability under these guarantees was $24.2 million (October 3, 2010 - $21.8 million), of which $5.0 million (October 3, 2010 - $5.1 million) was for surety bonds and $19.2 million (October 3, 2010 - $16.7 million) was for corporate guarantees and standby letters of credit. The surety bonds are automatically renewed on an annual basis, and the corporate guarantees and standby letters of credit mature at various dates up to fiscal 2012.

As at January 2, 2011, the Company has recorded no liability with respect to these guarantees, as the Company does not expect to make any payments for the aforementioned items. Management has determined that the fair value of the non-contingent obligations requiring performance under the guarantees in the event that specified triggering events or conditions occur approximates the cost of obtaining the standby letters of credit and surety bonds.

7. RESTRUCTURING AND OTHER CHARGES AND ASSETS HELD FOR SALE:

During the first quarter of fiscal 2010, the Company announced plans to consolidate its distribution centres servicing retail customers at a new retail distribution centre in Charleston, South Carolina, which has resulted in the closure of its leased retail distribution facility in Martinsville, Virginia and its retail distribution facilities in Fort Payne, Alabama.   Restructuring and other charges related to these closures totalled $0.7 million for the first quarter of fiscal 2011, including $0.1 million of employee termination costs and other exit costs of $0.6 million consisting of inventory transfer costs, carrying and dismantling costs, and lease termination costs.  For the first quarter of fiscal 2010, restructuring and other charges totalled $1.6 million, including $1.1 million of accelerated depreciation and $0.3 million of employee termination costs related to the closures described above.  Restructuring and other charges for the first quarter of fiscal 2010 also included $0.4 million relating to carrying and dismantling costs for facility closures that occurred in previous fiscal years offset by a gain of $0.2 million on the disposal of assets held for sale.

Assets held for sale of $11.6 million as at January 2, 2011 (October 3, 2010 - $3.2 million; January 3, 2010 - $3.4 million) include property, plant and equipment primarily relating to closed facilities. The Company expects to incur additional carrying costs relating to the closed facilities, which will be accounted for as restructuring charges as incurred and until all property, plant and equipment related to the closures are disposed. Any gains or losses on the disposal of the assets held for sale relating to closed facilities will also be accounted for as restructuring charges as incurred.

8. EARNINGS PER SHARE:

A reconciliation between basic and diluted earnings per share is as follows:

	Three months ended
	January 2, 2011	January 3, 2010

Basic earnings per share:
Basic weighted average number of common shares outstanding	121,394	120,977
Basic earnings per share	$0.30	$0.23

Diluted earnings per share:
Basic weighted average number of common shares outstanding	121,394	120,977
Plus dilutive impact of stock options and Treasury RSUs	767	785
Diluted weighted average number of common shares outstanding	122,161	121,762
Diluted earnings per share	$0.29	$0.23

QUARTERLY REPORT–Q1 2011 P. 33

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) )

8. EARNINGS PER SHARE (continued):

Excluded from the above calculation for the three months ended January 2, 2011 are 574,429 (2010 – 926,064) stock options and nil (2010 – 65,500) Treasury RSUs which were deemed to be anti-dilutive.

9. OTHER COMPREHENSIVE INCOME:

Other comprehensive income was comprised of the following:

	Three months ended
	January 2, 2011	January 3, 2010

Net gain on derivatives designated as cash flow hedges	$990	$1,825
Income taxes	(10)	(18)

Amounts reclassified from other comprehensive income to net earnings, and included in:
Net sales	70	-
Selling, general and administrative expenses	(262)	-
Financial expense, net	852	-
Income taxes	(7)	-
	$1,633	$1,807

As at January 2, 2011, approximately $0.8 million of net losses presented in accumulated other comprehensive income are expected to be reclassified to net earnings within the next 12 months.

10. SUPPLEMENTAL CASH FLOW DISCLOSURE:

(a)	Adjustments for non-cash items:

	Three months ended
	January 2, 2011	January 3, 2010

Depreciation and amortization (note 11 (a))	$17,796	$15,950
Variation of depreciation included in inventories (note 11 (a))	(2,109)	(2,572)
Restructuring charges related to assets held for sale and property,
plant and equipment (note 7)	-	894
Loss on disposal of property, plant and equipment	507	585
Stock-based compensation costs	1,247	1,059
Non-controlling interest	92	163
Unrealized net loss on foreign exchange and financial derivatives
not designated as cash flow hedges	204	411
Realized gain on financial derivatives included in other comprehensive
income, net of amounts reclassified to net earnings	668	-
	$18,405	$16,490

QUARTERLY REPORT–Q1 2011 P. 34

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) )

10. SUPPLEMENTAL CASH FLOW DISCLOSURE (continued):

(b)	Cash paid during the period for:

	Three months ended
	January 2, 2011	January 3, 2010

Interest	$255	$56
Income taxes	2,473	14,191

(c)	Non-cash transactions:

	January 2, 2011	October 3, 2010	January 3, 2010

Balance of non-cash transactions:
Additions to property, plant and equipment
included in accounts payable and accrued
liabilities	$2,907	$2,099	$612
Proceeds on disposal of long-lived assets in other
assets	289	427	653
Proceeds on disposal of long-lived assets in
other current assets	-	-	370
Dividends declared included in dividends payable	9,113	-	-

Non-cash ascribed value credited to share capital
from shares issued pursuant to vesting of
Treasury RSUs and exercise of stock options	$10	$2,125	$286

(d)	Cash and cash equivalents consist of:

	January 2, 2011	October 3, 2010	January 3, 2010

Cash balances with banks	$194,925	$196,279	$141,084
Short-term investments, bearing interest at rates
between 0.25% and 0.29%	40,000	62,163	-
	$234,925	$258,442	$141,084

QUARTERLY REPORT–Q1 2011 P. 35

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) )

11. OTHER INFORMATION:

(a)	Depreciation and amortization (excluding accelerated depreciation, which is included in restructuring and other charges):

	Three months ended
	January 2, 2011	January 3, 2010

Depreciation and amortization of property, plant and equipment
and intangible assets	$17,796	$15,950
Adjustment for the variation of depreciation of property, plant and
equipment included in inventories at the beginning and end of the period	(2,109)	(2,572)
Depreciation and amortization included in the interim consolidated
statements of earnings and comprehensive income	$15,687	$13,378

Consists of:
Depreciation of property, plant and equipment	$13,777	$11,131
Amortization of intangible assets	1,907	2,240
Amortization of deferred financing costs and other	3	7
Depreciation and amortization included in the interim consolidated
statements of earnings and comprehensive income	$15,687	$13,378

(b)	The Company recorded bad debt expense of $0.1 million (2010 – $0.1 million) for the three months ended January 2, 2011. Bad debt expense is included in selling, general and administrative expenses.

(c)
The Company expensed $2.6 million (2010 - $1.8 million) in cost of sales for the three months ended January 2, 2011, representing management’s best estimate of the cost of statutory severance and pre-notice benefit obligations accrued for active employees located in the Caribbean Basin and Central America.

12. FINANCIAL INSTRUMENTS:

(a)	Financial expense, net:

	Three months ended
	January 2, 2011	January 3, 2010

Interest expense (income)	$138	$(6)
Bank and other financial charges	410	293
Foreign exchange loss	521	560
Derivative loss on financial instruments not designated for hedge
accounting	1,346	-
	$2,415	$847

(b)	Derivative instruments:

The Company has entered into forward foreign exchange contracts in order to reduce the exposure of forecasted cash flows in currencies other than the U.S. dollar. The forward foreign exchange contracts were designated as cash flow hedges and qualified for hedge accounting. As such, the effective portion of unrealized gains and losses related to the fair value of the cash flow hedges are included in other comprehensive income, and are recognized in net earnings in the same period in which the foreign exchange impact of the forecasted cash flow affects net earnings. The forward foreign exchange contracts outstanding as at January 2, 2011 consisted primarily of contracts to sell Euros, Australian dollars, Canadian dollars, and Pounds sterling in exchange for U.S. dollars.

QUARTERLY REPORT–Q1 2011 P. 36

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) )

12. FINANCIAL INSTRUMENTS (continued):

(b)	Derivative instruments (continued):

As at January 2, 2011, the derivatives designated as cash flow hedges were considered to be fully effective with no resulting portions being designated as ineffective.

		Carrying and fair value		Maturity
	Notional U.S.	Other current	Accounts payable	0 to 6	7 to 12
	equivalent	assets	and accrued liabilities	months	months

January 2, 2011
Derivative instruments designated as cash flow hedges:
Forward foreign exchange
contracts	$88,954	$19	$(1,415)	$(930)	$(466)

January 3, 2010
Derivative instruments designated as cash flow hedges:
Forward foreign exchange
contracts	$47,769	$1,825	$-	$1,185	$640

13. CONTINGENCIES:

The Company and certain of its senior officers have been named as defendants in a number of proposed class action lawsuits filed in the United States District Court for the Southern District of New York. The U.S. lawsuits have been consolidated, and a consolidated amended complaint was filed alleging claims under the U.S. securities laws (the “U.S Action”). A proposed class action has also been filed in the Ontario Superior Court of Justice (the “Ontario Action”) and a petition for authorization to commence a class action has been filed in the Quebec Superior Court (the “Quebec Action”). Each of these U.S. and Canadian lawsuits seek to represent a class comprised of persons who acquired the Company’s common shares between August 2, 2007 and April 29, 2008 (the “Class Members”) and allege, among other things, that the defendants misrepresented the Company’s financial condition and its financial prospects in its earnings guidance concerning the 2008 fiscal year, which was subsequently revised on April 29, 2008.

On July 1, 2009, the United States District Court for the Southern District of New York granted the motion by the Company and other defendants to dismiss the U.S. Action in its entirety, holding that the consolidated amended complaint failed to adequately allege the essential elements of a claim under the applicable provisions of the U.S. securities laws, including the existence of a material misstatement and fraudulent intent. On July 17, 2009, plaintiffs filed a motion seeking reconsideration of this decision only insofar as it declined to grant plaintiffs an opportunity to file a second amended complaint. On July 31, 2009, the Company and the other defendants filed a response to plaintiffs’ motion seeking reconsideration. On December 4, 2009, the plaintiffs’ motion seeking reconsideration was denied. The plaintiff’s have appealed the decisions on the motion for reconsideration and the motion to dismiss, but no date has been set yet for the appeal.

In addition to pursuing common law claims, the Ontario Action proposes to seek leave from the Ontario Superior Court of Justice to also bring statutory misrepresentation civil liability claims under Ontario’s Securities Act. A motion, along with affidavit evidence, for leave to pursue such statutory liability claims and class certification have been filed by the plaintiff. No date has been set yet for the hearing of that motion. In the Quebec Action, a motion requesting permission to amend the petition was filed on April 6, 2010, to align the allegations in said petition with those pleaded in the Ontario Action. A case management judge has been appointed but no date has been set yet for the case conference.

QUARTERLY REPORT–Q1 2011 P. 37

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) )

13. CONTINGENCIES (continued):

On August 3, 2010, the Company announced it had entered into an agreement to settle all claims raised in these class action lawsuits, subject to final approval from the courts.  In consideration of the dismissal of these lawsuits currently pending and releases from Class Members of the claims against the Company and certain of its senior executives, the settlement agreement provides for a total amount of $22.5 million which has been paid into an escrow account for distribution to Class Members.  The settlement is conditional on all three courts’ approval. Hearings to obtain approval of the settlement are scheduled during the second quarter of fiscal 2011. Under the settlement agreement, the Company has no financial obligation as the settlement would be entirely funded by the Company’s insurers, and therefore no provision has been recorded in the unaudited interim Consolidated Financial Statements.

In the event the courts do not approve the settlement, the parties will revert to their litigation positions immediately prior to the execution of the settlement agreement.  If such event would occur, the Company would continue to strongly contest the basis upon which these actions are predicated and would vigorously defend its position. Under this scenario, due to the inherent uncertainties of litigation, it would not be possible to predict the final outcome of these lawsuits or determine the amount of any potential losses, if any.

14. SEGMENTED INFORMATION:

The Company manufactures and sells activewear, socks and underwear. The Company operates in one business segment, being high-volume, basic, frequently replenished, non-fashion apparel.

(a)	Net sales by major product group:

	Three months ended
	January 2, 2011	January 3, 2010

Activewear and underwear	$270,103	$152,907
Socks	61,177	67,508
	$331,280	$220,415

(b)	Major customers and revenues by geographic area:

(i) The Company has two customers accounting for at least 10% of total net sales:

	Three months ended
	January 2, 2011	January 3, 2010

Company A	19.0%	26.3%
Company B	17.5%	20.2%

(ii) Net sales were derived from customers located in the following geographic areas:

	Three months ended
	January 2, 2011	January 3, 2010

United States	$302,772	$196,512
Canada	9,180	6,282
Europe and other	19,328	17,621
	$331,280	$220,415

QUARTERLY REPORT–Q1 2011 P. 38

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) )

14. SEGMENTED INFORMATION (continued):

(c)	Property, plant and equipment by geographic area are as follows:

	January 2, 2011	October 3, 2010	January 3, 2010

Honduras	$256,907	$243,033	$215,988
Caribbean Basin	118,776	118,876	100,936
United States	82,836	81,555	81,252
Bangladesh	12,339	12,124	-
Canada	9,738	10,051	12,328
Other	13,707	13,653	10,019
	$494,303	$479,292	$420,523

(d)	Intangible assets by geographic area are as follows:

	January 2, 2011	October 3, 2010	January 3, 2010

United States	$53,581	$54,650	$57,808
Canada	5,123	5,456	8,012
Honduras	874	907	795
Other	271	308	427
	$59,849	$61,321	$67,042

(e)	Goodwill by geographic area is as follows:

	January 2, 2011	October 3, 2010	January 3, 2010

United States	$6,709	$6,709	$6,709
Bangladesh	3,488	3,488	-
	$10,197	$10,197	$6,709

15. COMPARATIVE FIGURES:

Certain comparative figures have been adjusted to conform to the current year’s presentation including the reclassification of the January 3, 2010 net book value of computer software of $11.1 million, comprised of a cost of $25.6 million and accumulated amortization of $14.5 million from property, plant and equipment to intangible assets.

The Company also reclassified the January 3, 2010 future income tax assets of $8.0 million as an offset against future income tax liabilities.

QUARTERLY REPORT–Q1 2011 P. 39